Mail Stop 6010

Terren S. Peizer
Chairman of the Board of Directors
Xcorporeal, Inc.
11150 Santa Monica Boulevard, Suite 340
Los Angeles, California 90025

> **Re: Xcorporeal, Inc.**
> **Preliminary Schedule 14C**
> **Filed August 10, 2007**
> **Amendment No. 1 to Preliminary Schedule 14C**
> **Filed August 23, 2007**
> **Amendment No. 2 to Preliminary Schedule 14C**
> **Filed August 23, 2007**
> **File No. 001-31608**

Dear Mr. Peizer:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Merger

1.   Please register on Form S-4 the securities to be issued in connection with this transaction. Please note that, absent an available exemption from the registration requirements of the Securities Act of 1933, the shares must be registered and all the disclosure required by the form provided, even though the parties are not soliciting proxies. We may have further comments upon the filing of the registration statement.

Notice of Action by Written Consent

2.   We note that Xcorporeal shareholders are entitled to dissenters' rights of appraisal. Please expand your disclosure to provide enough information for Xcorporeal shareholders to make intelligent decisions regarding whether or not to exercise those rights. For example, describe the value of the consideration to be received by Xcorporeal shareholders and how that value was determined. We note that neither board obtained a fairness opinion. Explain in more detail how the board determined that this transaction is fair.

3.   Clarify whether or not CTHE shareholders are also entitled to rights of appraisal.

Why are we proposing the merger?, page 6

4.   It appears that the reason for this merger is to be able to establish trading of Xcorporeal shares on the OTCBB. Explain why the Xcorporeal board is choosing to merge with a shell rather than applying for the listing of its securities on the OTCBB.

Unaudited Pro Forma Condensed Combined Financial Statements, page 17

5.   You disclose that the merger will be accounted for as a recapitalization of Xcorporeal and that CTHE is a public shell company. The transaction you describe is not a business combination. Accordingly, please delete the pro forma financial statements. Please revise the disclosure to explain why pro forma data is not presented and to clarify how the transaction will impact the historical financial statements of Xcorporeal.

6.   In a reverse acquisition between an operating company and a public shell accounted for as a recapitalization of the operating company, the costs of the transaction are normally expensed to the extent those costs exceed cash received from the public shell company. Please tell us and disclose how you intend to account for the merger costs and the signing bonus totaling $475,000. Also explain why that proposed treatment is appropriate.

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        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Praveen Kartholy at (202) 551-3378 or Gary Todd, Reviewing Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc(via facsimile): John C. Kirkland, Esq.—Dreier Stein & Kahan, LLP